

May 24, 2013

<u>Via E-mail</u>
Elisa D. Garcia
Vice President and General Counsel
Office Depot, Inc.
6600 North Military Trail
Boca Raton, FL 33496

   **Re:** **Office Depot, Inc.**
     **Revised Preliminary Proxy Statement on Schedule 14A**
     **Filed May 20, 2013**
     **File No. 001-10948**

Dear Ms. Garcia:

   We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Reasons to Reject the Starboard Consent Proposals, page 5</u>

1. We note your response to comment 6 in our letter dated May 17, 2013 and reissue this comment in part.  Please disclose in your consent statement additional support for your statement on page 7 that based upon management's expectations, the proposed merger with OfficeMax is expected to result in annual cost synergies in the range of $400-600 million by the third year following the close of the merger.  Please provide disclosure regarding how management arrived at the $400-600 million figure and the types of cost synergies that are included in the range that you have provided.

2. We note your response to comment 9 in our letter dated May 17, 2013 and reissue this comment in part.  Please revise the disclosure on page 8 to include under Proposal 1 whether you have adopted any bylaws that would be subject to repeal under the Proposal.

Elisa D. Garcia
Office Depot, Inc.
May 24, 2013
Page 2

<u>Solicitation of Consent Revocations, page 15</u>

3.  We note your response to comment 10 in our letter dated May 17, 2013. Please confirm to us your understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting consents over the telephone or any other medium must be filed under the cover of Schedule 14A on the date of first use. Please refer to Rule 14a-6(b) and (c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, Daniel Duchovny, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3619 or me, at (202) 551-3720 if you have any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc:     Amy Bowerman Freed